Exhibit 99.1

The Westaim Corporation

Annual Information Form
For the Year Ended December 31, 2006

MARCH 19, 2007

THE WESTAIM CORPORATION
ANNUAL INFORMATION FORM
For the Year Ended December 31, 2006
March 19, 2007

FORWARD-LOOKING STATEMENTS
Forward-looking statements involve significant risks, uncertainties and assumptions, and Westaim’s actual results could differ materially from those anticipated by these forward-looking statements for various reasons generally beyond Westaim’s control.
Certain statements contained in this Annual Information Form, as well as other public statements by Westaim, include forward-looking statements for purposes of applicable securities laws or otherwise. The words “may”, “could”, “would”, “will”, “require”, “believes”, “thought”, “anticipates”, “likely”, “expects”, “expected”, “intends”, “objective”, “strategy”, “purpose”, “projected”, “developing”, “forecasts”, “extend”, “possibility”, “designed”, “continue”, “faces”, “potential” and words and expressions of similar import, are intended to identify forward-looking statements. Such forward-looking statements include but are not limited to statements concerning expected Westaim, iFire and Nucryst product introductions, performance, market penetration, technology development, production costs, price advantages and applications; the uses and purposes of the iFire pilot plant and the information expected to be obtained from that plant; Westaim’s strategies regarding the development of its technology investments and the commercialization of those investments; iFire’s plans to target a particular segment of the flat panel television market and the potential for iFire products in that market segment; expected cost advantages of iFireTM displays and the sustainability of those advantages; the cost advantages and other advantages of iFire’s manufacturing process compared to other technologies; the expected performance characteristics of iFireTM displays; iFire’s growth and commercialization strategies, including with manufacturing partners; iFire’s expectations regarding continuing research and development costs; the potential size of the markets for iFire and Nucryst technology; Nucryst’s beliefs in the ability of products based on its technology to combat infection longer than the products of its major competitors and to offer a broader spectrum of antimicrobial activity then many topically applied antibiotics; projections for the growth of the advanced wound care market; expected uses for Nucryst’s technology and products and the development of new products to extend Nucryst’s technology to treatment of particular conditions; Nucryst’s beliefs regarding the antimicrobial properties of silver to which its technology has been applied; Nucryst’s beliefs regarding nanocrystalline silver and bacterial resistance, including potential cost benefits; Nucryst’s beliefs in the role the mechanisms of action of its nanocrystalline silver may play in regard to anti-inflammation; the purpose of Nucryst clinical studies and conclusions to be drawn from study results; Nucryst’s intentions relating to the performance of further clinical studies; Nucryst’s intentions regarding new clinical studies of NPI 32101; Nucryst’s beliefs and observations regarding the benefits and potential of its topical NPI 32101 product; expected competition to Nucryst’s products; Nucryst’s beliefs regarding potential outcomes in relation to its agreements with Smith & Nephew and its deposit of documentation and manuals with an escrow agent; Nucryst’s expectations in relation to increased production capacity from its facilities; the possible use by Westaim of derivative financial instruments; and Westaim’s expectations regarding environmental compliance costs, and the effect of such costs on operations, competitiveness or financial position. Forward-looking statements are not guarantees of future performance. They involve significant risks, uncertainties and assumptions and the Company’s actual results could differ materially from those anticipated by these forward-looking statements for various reasons generally beyond our control, including, but not limited to, (i) hurdles in the completion and patenting of the iFire technology; (ii) complexities associated with developing the flat screen manufacturing process; (iii) market and competing technology developments which might affect the willingness of potential iFire partners to manufacture and market iFire products; (iv) cost estimates based upon assumptions which may prove not to be realistic; (v) delays or problems in receiving regulatory approvals for Nucryst ‘s products; (vi) market or economic conditions which might affect product development, clinical studies and demand for iFire’s or Nucryst’s products, as applicable; (vii) general economic and financing conditions which may affect the ability to raise new capital or affect potential partner ability to contribute financially; (viii) general industry and market conditions and growth rates; (ix) matters identified in the forward-looking statements contained in other public statements by Westaim, as well as the other risk factors described or referred to above under the sections headed “Risk Factors” and “Environmental”; (x) other risks and uncertainties that have not been identified at this time; and (xi) management’s response to these factors.

The foregoing list should not be construed as exhaustive. Other than as required by applicable law, the Company disclaims any intention or obligation publicly to review, revise or update any forward-looking statement, whether as a result of new information, future developments or otherwise. All forward-looking statements are expressly qualified by this cautionary statement.
CORPORATE STRUCTURE
The Westaim Corporation (“Westaim” or the “Company”) was incorporated under the Business Corporations Act (Alberta) by Articles of Incorporation dated May 7, 1996 (the “Articles”), as a wholly owned subsidiary of Viridian Inc. (“Viridian” means Viridian Inc. and its predecessors). The Articles were amended effective June 26, 1996 to remove private company restrictions on the transfer of securities, to create preferred share classes designated as Class A Preferred Shares and Class B Preferred Shares and to increase the maximum number of directors to 15. The shareholders of Westaim approved a further amendment to the Articles on May 24, 2000 to permit meetings of shareholders to be held in certain specified cities outside of Alberta, or in any other city in Canada or the United States.
On June 26, 1996, the Company, through a reorganization, issued 75,000,000 common shares to Viridian in exchange for cash and the assets of its specialty materials businesses and related research and development activities. The transaction was effective June 1, 1996 and was accounted for as a reorganization, with the carrying value of the assets and liabilities transferred to the Company at Viridian’s carrying value reflected on the Company’s balance sheet as at June 1, 1996. On July 8, 1996 and September 16, 1996, Viridian distributed to holders of its common shares, as dividends-in-kind, an aggregate total of 70,923,248 common shares of Westaim. Viridian subsequently disposed of the remainder of its Westaim shares through market sales.
Westaim’s principal and registered head office is located at 1010, 144-4th Avenue S.W., Calgary, Alberta, T2P 3N4.
The following are the material subsidiaries of the Company, including jurisdiction of incorporation or continuance, and percentage share ownership of voting shares of each subsidiary held by the Company:

GENERAL DEVELOPMENT OF THE BUSINESS
The following summarizes significant events that have influenced the general development of the business in the past three financial years. As noted in the chart above, the Company holds its interest in its two emerging technologies through common shares in incorporated subsidiaries.
On January 29, 2004, the Company sold its Ambeon business segment (“Ambeon”) for $33.4 million. The completion of the sale to a strategic buyer represented an opportunity to enhance the Company’s value and focus resources on iFire and Nucryst.
In August 2004, the Company completed a public offering of equity securities for net proceeds of $47.8 million. A total of 14,705,883 common shares of the Company were issued. The proceeds were primarily used to finance iFire’s flat panel display pilot production facility in Toronto, Ontario.
In September 2004, Nucryst announced the results of its initial Phase 2 efficacy and safety study of NPI 32101 topical cream in adult patients with mild to moderate atopic dermatitis. The purpose of the study was to evaluate the safety and effectiveness of topical NPI 32101 topical cream in improving the signs and symptoms of atopic dermatitis. Efficacy of NPI 32101 topical cream was assessed and found to be statistically significant in two of three commonly used statistical methods. Patients in the study tolerated NPI 32101 well, with no serious side effects.
In June 2005, Nucryst completed a $7.0 million expansion of its production facility in Fort Saskatchewan, Alberta which increased Acticoat™ wound care product manufacturing capacity. In the third quarter of 2005, Nucryst initiated a further $7.0 million expansion which is expected to be commissioned in mid-2007.
In the third quarter of 2005, Nucryst completed a pharmacokinetic study in adults and a pediatric tolerance study which provided the Company with further data indicating that its NPI 32101 topical cream is likely to be safe and well tolerated in both populations. Based on the findings of these studies and the first Phase 2 study completed in 2004, the Company commenced a second Phase 2 human clinical trial of NPI 32101 topical cream in the fourth quarter of 2005.
In December 2005, iFire completed construction and began operation of a $46 million pilot production facility in Toronto. This facility is being used to validate the manufacturability of iFire’s flat panel display in a simulated commercial manufacturing environment.
In December 2005, Nucryst completed an initial public offering of its common shares and Nucryst shares now trade on the NASDAQ Stock Market and the Toronto Stock Exchange. The offering of 4.5 million shares generated net proceeds to Nucryst of US $39.1 million from which US $6.9 million of Nucryst’s term loan to the Company was repaid. The remaining balance of the term loan, amounting to US $39.6 million, was converted, at the election of the Company, to common shares of Nucryst on January 27, 2006. The Company owned 74.8% of Nucryst as at December 31, 2006 and 74.8% at February 28, 2007.
In September 2006, Nucryst completed and announced the results of its second Phase 2 clinical trial of topical NPI 32101 for the treatment of atopic dermatitis, a form of eczema. The study demonstrated that the formulations containing NPI 32101 were no better than the placebo in clearing or almost clearing signs of atopic dermatitis. As a result, Nucryst concluded that it will not continue clinical trials for this formulation in atopic dermatitis. The clinical study did demonstrate that treatment with NPI 32101 cream was well tolerated and that the incidence of adverse events was low and was not different among the NPI 32101-treated groups and the placebo-treated patients. In addition, Nucryst’s NPI 32101 cream formulation has been shown to be stable, cosmetically-acceptable, and to have broad spectrum antimicrobial activity in in vitro testing. Nucryst believes its NPI 32101 cream has the potential to treat a variety of skin conditions and is exploring ways to bring this antimicrobial cream to market.
DESCRIPTION OF THE BUSINESS
Westaim develops technologies in the flat panel display and medical products sectors of the economy. These proprietary technologies were developed out of the Company’s significant research resources and advanced materials expertise.
Westaim’s strategy is to develop the independent technical, operating and marketing and sales capabilities of each technology investment through the early years of product introduction and commercialization with the objective of taking the companies which own these technologies public through initial public offerings. Management recognizes that to create shareholder value, it may also be in Westaim’s best interest to pursue commercialization through joint venture arrangements, strategic acquisitions, alliances, licensing or selling its technology.
IFIRE TECHNOLOGY CORP.
Overview
iFire Technology Corp. (“iFire”) has developed a proprietary flat panel display (“FPD”) with solid state, thick dielectric electroluminescent (“TDEL”) technology. iFire is developing its proprietary technology primarily for the large-screen consumer television market. iSuppli, an independent research firm that follows the flat panel display industry, forecasts that the worldwide market opportunity for 30 to 49-inch televisions will exceed US $62 billion in 2007.
The Company believes that in high-volume production of mid-30 to 49-inch screens, iFire™ displays will be competitive with other flat panel technologies and require lower capital investment for large scale manufacturing due to TDEL’s simpler structure, less complex manufacturing methods and fewer processing steps compared with liquid crystal displays (“LCD”) and plasma display panels (“PDP”). Unlike other flat panel technologies, iFire™ displays do not contain gases (as with PDP), liquids (as with LCD) or a vacuum (as with the cathode ray tube), making them inherently simpler to assemble. TDEL technology’s solid state structure and thick-film manufacturing process also make an iFire™ display less sensitive to cleanroom contamination that can be a yield concern for LCD. In addition, iFire’s technology in large scale commercially produced displays is expected to feature a thin and light form factor, full colour, smooth grayscale and an unrestricted viewing angle. The technology is expected to be scalable from 5-inches to 50-inches.
iFire’s primary strategy is to become a significant supplier of high definition modules for large-screen flat panel televisions by establishing partnerships with commercial manufacturing companies to jointly develop and manufacture iFire flat panel modules for consumer television sets. iFire intends to initially target the mid-30 to mid-40-inch screen size where it believes it can be competitive against other technologies. PDP technology is better suited for televisions greater than 50-inches because in smaller sizes it is challenging for PDP to support the full horizontal resolution of HDTV. LCD technology is now selling televisions in sizes above 50-inches, but industry analyst forecasts indicate that LCDs will continue to be relatively expensive in larger sizes. Organic light emitting diode (“OLED”), another FPD technology, is currently only used for small graphics applications with screen sizes less than 10-inches and is not expected to be used for large size television applications in the foreseeable future. A new technology called Surface-conduction Electron-emission Display (“SED”) which has been demonstrated in 36-inch and 55-inch sizes, but which has not yet being commercially produced, is expected to be positioned at the very high end of the market. iFire intends to establish partnerships with commercial manufacturing companies to jointly develop and manufacture iFire flat panel modules for consumer television sets. iFire believes that its technology has the potential when fully commercialized to achieve market penetration in the flat panel television market with competitively priced products compared to PDP and LCD.

Prior to completion and commissioning of its pilot manufacturing facility at the end of 2005, iFire had achieved successful proof of concept that the iFire™ display’s design and materials could effectively compete in the fast growing FPD television market. iFire completed the pilot facility in December 2005 and produced high quality demonstration prototype panels from the pilot facility in mid-2006. The pilot facility has provided valuable information and experience which the Company expects will assist iFire to work with partners to design and construct the first volume production facility. In 2007, iFire intends to use the pilot facility to focus on improving process variability.
Partnership Agreements
iFire has entered into a number of strategic relationships to further progress its TDEL technology.
In 2002, iFire entered into a non-exclusive technology collaboration agreement with Sanyo Electric Company, Ltd. (“Sanyo”) of Japan. The agreement focuses on the advancement of iFire’s TDEL technology for large-screen flat panel televisions through a series of joint development projects. iFire retains exclusive use of any new joint developments in the inorganic electroluminescent display sector while Sanyo has exclusive rights to use any joint developments in the OLED field. As part of this agreement, Sanyo also provided funding to iFire for certain research and development projects. Completed in 2006, this funding was accounted for as a reduction in research and development expenses and amounted to $1.1 million in 2006 and $1.2 million in 2005 and has totaled $4.9 million since inception. The original agreement with Sanyo expired in February 2004 and has been renewed on two occasions with the latest renewal expiring on March 31, 2007. iFire is in discussions with Sanyo regarding the terms of an extension to the collaboration agreement.
iFire has been working with Dai Nippon Printing Co., Ltd. (“DNP”) of Japan since 2003 under a non-exclusive joint development agreement for commercial production of mid-30-inch FDP television modules. Under the terms of the agreement, DNP is utilizing its flat panel production line in Kashiwa, Japan for developing front-end manufacturing processes for iFire’s TDEL technology, including the substrate preparation and the fabrication of the row electrodes and thick-film dielectric layer. When required, DNP delivers partially completed substrates to iFire for further manufacturing. To complete the panel, back-end processes such as the deposition of phosphors, column electrodes and colour correction layers, as well as electronics assembly, are being performed by iFire at its pilot manufacturing facility in Toronto, Canada. The original agreement with DNP expired in March 2005 and has been renewed on two occasions with the latest renewal expiring on March 31, 2007. iFire is in discussions with DNP regarding the terms of a further extension to the joint development agreement.
In 2004, iFire entered into a Japanese Yen 1.05 billion (approximately $10.4 million) loan agreement whereby DNP partially financed certain new equipment being used in the pilot production facility in Toronto. The loan was drawn down by iFire during 2004 and 2005 and was repaid in full on June 30, 2006.
In 2001, iFire entered into an agreement with Technology Partnerships Canada (“TPC”), a technology investment fund established by the Government of Canada under which TPC contributed $30 million over three years towards eligible research and development costs and related capital expenditures incurred by iFire. As consideration for this funding, TPC will receive a royalty of 1.065% on future sales of iFire products and received warrants to purchase common shares of iFire, representing approximately 0.5% of the current outstanding common shares of iFire, for an aggregate purchase price of $6.3 million. The warrants expire on December 31, 2009.
Technology Development Progress
iFire continues to make progress in enhancing its flat panel technology.
During 2006 and continuing into 2007, iFire operations in the pilot facility have been primarily focused on process control projects to reduce variability to levels expected in a manufacturing environment, particularly in luminance, life, colour and uniformity. iFire has produced and tested thousands of 2” x 2” pixels for this data analysis and progress has been made to tighten the variability on the parameters important to potential manufacturing partners.

Additional work is required to reduce variability and there can be no certainty as to when this work will be successfully completed. Once completed, the processes used on pixels will be transferred to larger format display prototypes and further optimized. During 2006, retail prices of FPD televisions continued to decline significantly. As a result, iFire has devoted resources to developing cost saving initiatives to be used in high volume manufacturing, such as incorporating lower cost materials and simpler process steps, in order that iFire’s future commercial products may stay cost competitive against future generations of competing FPD products.
SIMPLIFIED SCHEMATIC OF IFIRE DISPLAY STRUCTURE
Inorganic electroluminescent technologies have traditionally used a type of process called electron-beam evaporation for creating phosphor layers and until 2004 iFire also used this process. iFire believed that, for volume production, it would be advantageous to change the method of manufacturing the phosphor layer to a different type of process known as sputtering. The sputtering process is widely used in various industrial applications for high volume thin film coatings on large substrates. Accordingly, iFire developed a sputtering process for its proprietary blue phosphor and subsequently produced prototype panels both in the laboratory and in the pilot manufacturing facility that have exceeded the optical performance levels achieved by electron-beam phosphor. While there are numerous current and emerging flat panel technologies, the Company knows of no other competitor that has produced a full-colour, thick-film surface luminescent technology based on solid state electroluminescence.
iFire’s flat panel television display technology is still in the development stage. The Company will continue to incur significant research and development costs before any products are commercially viable, and there is no assurance that the technology will ever reach this stage or that future products will achieve the level of market penetration expected. Some or all of the technological obstacles that will need to be overcome in order to make the technology commercially viable may prove to be insurmountable. If iFire is unable to successfully meet current or future technology challenges, the Company will be required to significantly alter its current business plan.
iFire Additional Information
iFire leases from an affiliate and operates a 39,500 square-foot research and pilot manufacturing facility in Toronto, Ontario. iFire also leases an adjacent 48,700 square-foot building which is primarily used for laboratory, office and warehouse purposes. iFire employed 141 people as at December 31, 2006.
With respect to intellectual property, iFire holds 24 patents related to TDEL technology in the United States, has 31 pending patent applications in the United States for advancements and improvements to the technology, and has numerous corresponding issued patents and patent applications in various other countries. In addition, Westaim holds 100 patents and 94 patent applications representing 66 different patent families acquired from TDK Corporation. Where appropriate, iFire also maintains certain proprietary technology as trade secrets.
NUCRYST PHARMACEUTICALS CORP.
Overview
Nucryst develops, manufactures and commercializes innovative medical products that fight infection and inflammation. Nucryst’s patented technology enables it to convert silver’s microcrystalline structure into an atomically disordered nanocrystalline coating which Nucryst believes enhances silver’s natural antimicrobial properties by providing for the sustained release of an increased quantity of positively-charged particles called ions. Nucryst produces its nanocrystalline silver as a coating for wound dressing products under the trademark SILCRYST™ and believes that currently marketed wound care products with its SILCRYST™ coatings combat infection longer than other silver-based wound care products and with a broader spectrum of antimicrobial activity than many topically applied antibiotics. In addition, Nucryst’s nanocrystalline silver structures have exhibited potent anti-inflammatory properties in preclinical studies. Nucryst also produces nanocrystalline silver as a powder for use as an active pharmaceutical ingredient, or API, which it refers to as NPI 32101.
Advanced wound care products with SILCRYST™ coatings have received clearance by the United States Food and Drug Administration, or FDA, and approval of other regulators in over 30 countries and are sold under a license and development agreement by Smith & Nephew plc (“Smith & Nephew”), a global medical device company, under its Acticoat™ trademark. Acticoat™ products are used for a wide variety of wound types by hospitals, clinics, burn centres, doctors’ offices, home healthcare agencies and nursing homes. Acticoat™ products compete in the advanced wound care products market which, according to Frost & Sullivan, a market research firm, was an approximately US $1.5 billion global market in 2005 and is projected to grow to approximately US $2.6 billion by 2011.
Operating income from Nucryst’s wound care products funds a large portion of Nucryst’s product development costs. Nucryst is developing new products to extend its nanocrystalline silver technology to the treatment of dermatological and gastrointestinal conditions. Nucryst believes its NPI 32101 cream has the potential to treat a variety of skin conditions and is developing a topical cream containing NPI 32101 as a barrier to infection. Nucryst is also in the preclinical phase of research for the use of NPI 32101 for the treatment of gastrointestinal conditions.

Nanocrystalline Technology Platform
Silver, platinum and gold, which are elements of the noble metals group, have long been known to have medicinal properties. Nucryst selected silver as the first noble metal for the application of its proprietary nanotechnology based on silver’s well-known antimicrobial properties. By converting silver’s normal microcrystalline structure into an atomically disordered nanocrystalline structure, Nucryst believes that silver’s release and efficacy characteristics are enhanced thereby making it a more effective antimicrobial agent. SILCRYST™ coatings exhibit rapid antimicrobial activity, killing many organisms within 30 minutes of application. These organisms include gram positive and gram negative bacteria, including some antibiotic resistant strains, as well as fungi and yeast. Nucryst has designed SILCRYST™ coatings to provide sustained antimicrobial activity for up to seven days. Unlike antibiotics, silver has been shown to simultaneously attack several targets in the bacterial cell and therefore it is thought to be less likely that bacteria would become resistant to all of these killing mechanisms. This can be particularly important in hospitals, nursing homes and other healthcare institutions where patients are at risk of developing infections. As a result, Nucryst believes that its nanocrystalline silver fulfills a large unmet need for effective, locally administered antimicrobial products that are not as susceptible to bacterial resistance.
Nucryst has also demonstrated in non-clinical studies that its nanocrystalline silver exhibits anti-inflammatory properties in three ways. It suppresses two naturally occurring inflammatory agents, specifically IL-12b and TNFá, and reduces the level of a naturally occurring enzyme called MMP-9. While helpful at the correct levels, excessive amounts of these substances are associated with inflammation. In addition, Nucryst’s nanocrystalline silver increases the natural cell death of certain inflammatory cells, specifically polymorphonuclear leukocytes, or PMNs.
Nucryst’s manufacturing technology is based on a physical vapor deposition, or PVD, process called magnetron sputtering. The process begins by bombarding silver with positive ions to liberate, or sputter, nanosized silver-containing particles. These nanosized silver-containing particles are then re-condensed to form new atomically disordered nanocrystalline structures on various materials, called substrates. For example, Nucryst uses high-density polyethylene, or HDPE, as the substrate for some of its non-adherent wound care dressings. Nucryst has also developed a method to produce its nanocrystalline silver in powder form for use as an API which can be delivered in various pharmaceutical formulations, such as creams, gels, liquids, tablets, capsules, suppositories and aerosols, for treating a variety of infectious or inflammatory conditions.
Wound Care Products
As part of Westaim’s strategy to enter into partnerships and licensing agreements to accelerate the market penetration of its products, in 2001 Nucryst entered into a global partnership with Smith & Nephew. Under a series of agreements which expire in 2026, Smith & Nephew acquired Nucryst’s North American burn dressing business and entered into an exclusive global licensing agreement for the sale and marketing of Acticoat™ wound care products developed by Nucryst. Nucryst receives reimbursement of manufacturing costs and receives royalties based on Smith & Nephew’s sales of these products, as well as milestone payments for the achievement of certain regulatory and sales accomplishments. While the agreement provides that Nucryst may earn up to US $56.5 million in milestone payments over the life of the agreement, Smith & Nephew has stated that market conditions have become more competitive and as a result there is no certainty that Smith & Nephew’s sales will continue to grow at historical rates to achieve the necessary sales thresholds. To the end of 2006, Nucryst had earned US $19.0 million of these milestone payments. No milestones were earned in 2006.
Nucryst owns all of the patents and intellectual property for SILCRYST™ nanocrystalline silver coatings and continues to manufacture all Acticoat™ products with SILCRYSTTM nanocrystals for Smith & Nephew at its Fort Saskatchewan, Alberta plant under a long-term manufacturing agreement.
Smith & Nephew sells Acticoat™ burn and chronic wound products in 30 countries around the world targeting the higher cost segments of the serious wound care dressings market. Chronic wounds include: diabetic foot ulcers, a serious condition which according to a 2005 Frost & Sullivan report affected approximately 7% of the 19.4 million people with diabetes in the United States alone and that in 2001 and 2002, according to the American Diabetes

Association, resulted in approximately 82,000 lower limb amputations; venous stasis ulcers, a condition caused by venous insufficiency which was reported in 2003 by the Cleveland Clinic, a leading healthcare institution, to affect 500,000 individuals in the United States; and pressure ulcers, which commonly affect elderly, bed-ridden or chair-bound patients, of which Frost & Sullivan reported in 2002 there are approximately 2.4 million cases per year. In addition to the antimicrobial and anti-inflammatory effects of Acticoat™, Smith & Nephew is promoting the use of Acticoat™ products with SILCRYST™ coatings to help reduce the risk of methicillin-resistant Staphylococcus aureus, or MRSA, transmission. MRSA is one of the many antibiotic-resistant bacteria sometimes called “super bugs”.
Health care professionals select different types of dressings for different types of wounds. Some wounds are dry while others have excess fluid, or exudates. As a result, an effective portfolio of products must address various wound types. As described below, Smith & Nephew’s Acticoat™ product family with Nucryst’s SILCRYST™ coatings is designed to treat a wide variety of serious wounds.
Acticoat™ and Acticoat™ Burn Dressings are used extensively in the in-patient burn segment of the wound dressing market and provide antimicrobial activity for up to three days. It consists of a rayon/polyester non-woven core between two layers of high-density polyethylene mesh with SILCRYST™ coatings.
Acticoat™ 7 Dressings are used primarily in the chronic wound market and provide consistent seven-day sustained antimicrobial activity for patients with venous stasis ulcers, diabetic foot ulcers, pressure ulcers and other persistent wounds. Acticoat™ 7 consists of two rayon/polyester non-woven inner cores laminated between three layers of HDPE mesh with SILCRYST™ coatings.
Acticoat™ Absorbent Dressings are used in the chronic wound market for wounds with moderate to heavy exudates and provide antimicrobial activity for up to three days. Acticoat™ Absorbent is highly absorbent and consists of a calcium alginate fabric coated with SILCRYST™ nanocrystals.
Acticoat™ Moisture Control Dressings are used in the chronic wound market for wounds with light to moderate exudates and provide antimicrobial activity for up to seven days. Acticoat™ Moisture Control Dressing consists of an absorbent foam sandwiched between an outer film and a non-adherent wound contact layer with SILCRYST™ coatings and was developed in collaboration with Smith & Nephew.
Other Products
Nucryst is developing new products to extend its nanocrystalline technology to the treatment of infection and inflammation. Prior to the completion of its most recent Phase 2 study, Nucryst’s lead pharmaceutical product candidate was a topical cream containing NPI 32101 for the treatment of atopic dermatitis, a form of eczema. In September 2006, Nucryst completed its second Phase 2 clinical trial of topical NPI 32101 and announced that the study demonstrated that the formulations containing NPI 32101 were not significantly different than the vehicle without NPI 32101 in clearing or almost clearing signs of atopic dermatitis. As a result, Nucryst discontinued clinical trials for this formulation in atopic dermatitis in November 2006.
The Phase 2 study did demonstrate that treatment with NPI 32101 cream was well tolerated and that the incidence of adverse events was low and was not different among the NPI 32101-treated groups and the placebo-treated patients. In addition, Nucryst’s NPI 32101 cream formulation has been shown to be stable, cosmetically acceptable, and to have broad spectrum antimicrobial activity through in vitro testing. Nucryst believes that NPI 32101 cream has the potential to treat a variety of skin conditions and is exploring ways to bring this antimicrobial cream to market. In furtherance of this initiative, in December 2006, Nucryst filed a 510-k with the US Food & Drug Administration seeking clearance to market its NPI 32101 cream.
Since discontinuing further development of the pharmaceutical topical cream containing NPI 32101 for the treatment of atopic dermatitis, Nucryst is focusing its pharmaceutical development activities on products containing NPI 32101 silver to treat gastrointestinal conditions. The gastrointestinal market is comprised of the drugs and other treatments for the many diseases causing heartburn, acid indigestion and bowel disorders. In pre-clinical studies, Nucryst has begun exploring the use of its nanocrystalline technology to treat two inflammatory bowel diseases, or IBDs, ulcerative colitis and Crohn’s disease. Ulcerative colitis and Crohn’s disease are typically treated with anti-inflammatories, immunomodulators, corticosteroids, antibiotics or other treatments. According to IMS Health, prescription drug sales for the treatment of IBD were approximately US $1.5 billion in 2005.
Government Regulation
Government authorities extensively regulate the testing, manufacturing, labeling, storage, record-keeping, advertising, promotion, export, marketing and distribution, of medical devices and pharmaceutical products. In the United States, the FDA has different, extensive and rigorous review and approval processes for medical devices and pharmaceutical products. Other countries have similar regulatory systems.
Acticoat™ products with Nucryst’s SILCRYST™ coatings require pre-market clearance by the FDA through the 510(k) pre-market notification process. When a 510(k) is required, the manufacturer must submit to the FDA a pre-market notification demonstrating that the device is “substantially equivalent” to either a device that was legally marketed prior to May 28, 1976 or to another commercially available, similar device which was subsequently cleared through the 510(k) process. Medical devices are subject to the FDA’s general controls, which include compliance with the applicable portions of the FDA’s Quality System Regulation, facility registration and product listing, reporting of adverse medical events, and appropriate, truthful and non-misleading labeling, advertising, and promotional materials and may also be subject to other special controls as deemed necessary by the FDA to ensure the safety and effectiveness of the device.
To obtain approval of a new drug product from the FDA, Nucryst must, among other requirements, submit data supporting safety and efficacy as well as detailed information on the manufacture and composition of the product candidate and proposed labeling. The process required by the FDA before a new drug may be marketed in the United States generally involves the following: completion of preclinical laboratory testing in compliance with FDA regulations; submission of an investigational new drug application which must become effective before human clinical trials may begin; performance of adequate and well-controlled human clinical trials to establish the safety and efficacy of the proposed drug for its intended use; and submission of an NDA. The applicant typically conducts human clinical trials in three sequential phases, but the phases may overlap. In Phase 1 clinical trials, the product is tested in a small number of patients or healthy volunteers, primarily for safety at one or more doses. In Phase 2 clinical trials, in addition to safety risk, efficacy is assessed in a patient population. Phase 3 clinical trials typically involve additional testing of safety and clinical efficacy in an expanded population at geographically-dispersed test sites.
Clinical trials must be conducted in accordance with the FDA’s good clinical practices requirements. The applicant must submit to the FDA the results of the preclinical and clinical trials together with, among other things, detailed information on the manufacture and composition of the product and proposed labeling, in the form of an NDA. If the FDA’s evaluations of the safety and efficacy data in the NDA and the manufacturing procedures and facilities are favorable, the FDA may issue either an approval letter or an approvable letter, which contains the conditions that must be met in order to secure a final approval letter, authorizing commercial marketing of the drug for certain indications. If and when Nucryst manufactures pharmaceutical products, it will be required to comply with applicable FDA manufacturing requirements contained in the FDA’s current good manufacturing practices.
Competition
Smith & Nephew markets and sells its Acticoat™ products into a large and competitive environment. There are numerous silver-containing advanced wound care dressings and silver-coated medical devices available from a variety of health care companies. Some of these products have been recently introduced and directly compete with Acticoat™. Major competitors in the advanced wound dressing market in which Smith & Nephew’s Acticoat™ products are sold include Convatec, a Bristol Myers Squibb company, Johnson & Johnson Wound Management, a division of Ethicon, Inc., Argentum Medical, LLC, Coloplast Corp., AcryMed, Inc., 3M Company, Mölnlycke

Health Care Group AB and Paul Hartmann AG. To the extent that Nucryst develops products to treat dermatological and gastrointestinal conditions, Nucryst will face competition from pharmaceutical companies developing alternative products to treat these diseases. In addition, Nucryst faces and will continue to face competition from other major multi-national pharmaceutical companies and medical device companies, specialty pharmaceutical companies, universities and other research institutions.
Smith & Nephew Agreements
Until 2001, Nucryst manufactured, marketed and sold directly to end users Acticoat™ wound care products. In 2001, Nucryst entered into a number of agreements with Smith & Nephew providing greatly expanded sales and marketing resources to support the Acticoat™ product line. Nucryst also sold various assets to Smith & Nephew, including certain manufacturing equipment (which were then leased back), the Acticoat™ trade name and trademark and various regulatory approvals. Pursuant to these agreements, Smith & Nephew markets and sells products with SILCRYST™ coatings under its Acticoat™ trademark.
Under a license and development agreement, Smith & Nephew has the exclusive right to market, distribute and sell products with Nucryst’s SILCRYST™ coatings for use in products that are designed and indicated solely for the prevention, protection and/or treatment of non-minor dermal wounds or burns in humans (the “Field”), including improvements to those products and any new products with Nucryst’s SILCRYST™ coating in the Field. The exclusive right does not apply to consumer first-aid products with SILCRYST™ coatings designed for self-medication or use without advice from a health care professional and does not apply to other types of products that Nucryst may develop using its technology, such as the pharmaceutical products being developed. Smith & Nephew has agreed to pursue the development and commercialization of products with SILCRYST™ coatings in the market for silver-based products for non-minor skin wounds and burns on humans. The license and development agreement expires in May 2026, although it may be terminated earlier by either party if the other party fails to cure a material breach of the agreement, suspends its operations or ceases to carry on business or files for bankruptcy or takes other similar actions.
Smith & Nephew is responsible for all regulatory filings required for the marketing or sale of Acticoat™ products under the license and development agreement. Smith & Nephew pays Nucryst royalties based on its sales of Acticoat™ products. Nucryst also receives payments upon the achievement of milestones relating to Smith & Nephew’s sales of Acticoat™ products and regulatory matters specified in the license and development agreement. All payments under the license and development agreement are made in US dollars. In calculating sales levels for milestone payment thresholds and other purposes under the license and development agreement, sales by Smith & Nephew in currencies other than the US dollar are converted to the US dollar based on prevailing exchange rates. In May 2004, in accordance with the agreements, the contractual royalty rate increased and from that date has remained and, under the terms of the agreements, is to remain constant for the life of the agreements, subject only to: (i) the possibility of a negotiated or arbitrator-awarded reduction in royalty rates on sales in countries where patent protection has been lost and a competing product is being sold that would have infringed Nucryst’s patent rights had it been in effect; (ii) the possibility of a negotiated reduction in royalty rates on sales of a particular Acticoat™ product where Smith & Nephew does not realize industry standard margins on sales of such products; or (iii) a reduced royalty rate in respect of sales of Acticoat™ products in certain countries, including the United States, upon the expiration of patent rights to SILCRYST™ coatings in such countries. Nucryst is entitled to increased royalty rates on sales of particular Acticoat™ products where Smith & Nephew realizes gross profit margins on sales of such products over a specified threshold.
Under a supply agreement, Smith & Nephew has appointed Nucryst as its exclusive supplier of Acticoat™ products and Nucryst has agreed not to sell these products to anyone else during the term of the agreement. The supply agreement expires upon the expiration or termination of the license and development agreement, although it may be terminated earlier by either party if the other party fails to cure a material breach of the agreement, suspends its operations or files for bankruptcy or takes other similar actions. Nucryst is obligated to supply the quantity of Acticoat™ product specified in a rolling demand forecast provided by Smith & Nephew on a monthly basis. The price paid for the products by Smith & Nephew is equal to Nucryst’s fully allocated cost of goods sold including equipment depreciation plus a royalty based on sales of these products by Smith & Nephew. All payments under the supply agreement are made in US dollars. In calculating sales levels for royalty payments under the supply agreement, sales by Smith & Nephew in currencies other than the US dollar are converted into the US dollar based on prevailing exchange rates.
Under the supply agreement, Nucryst leases certain manufacturing equipment from Smith & Nephew which represented approximately 40% of its total manufacturing capacity at December 31, 2006. If Nucryst suffers a material difficulty in supplying Acticoat™ products and that difficulty is not cured on a timely basis, this lease would terminate and Smith & Nephew would have the right to take possession of the equipment it leases to Nucryst and buy Nucryst’s other manufacturing equipment used in the production of Acticoat™ products. In such a case, Smith & Nephew would also receive the right to use Nucryst’s technology to manufacture Acticoat™ products on its own. If within one year Nucryst is able to demonstrate to the reasonable satisfaction of Smith & Nephew that it is once again able to manufacture products in accordance with the agreements, the lease of the previously leased manufacturing equipment would resume, subject to Nucryst reimbursing Smith & Nephew for its costs incurred to establish and terminate its manufacturing operations and subject to any then-existing Smith & Nephew third party commitments, and the lease would also cover any manufacturing equipment that Smith & Nephew had purchased from Nucryst, and the right of Smith & Nephew to use Nucryst’s manufacturing technology would cease.
Nucryst has deposited with an escrow agent certain documentation and manuals that describe the technology used to manufacture Acticoat™ products. Upon the occurrence of certain release events, the documentation and manuals would be released by the escrow agent to Smith & Nephew as part of the right to use Nucryst’s technology to manufacture Acticoat™ products. A release event is defined as a material difficulty supplying Acticoat™ products under the supply agreement with Smith & Nephew that is not cured on a timely basis or the occurrence of certain events in connection with insolvency or bankruptcy. Under a security trust agreement, Nucryst has granted to
Smith & Nephew a security interest in its manufacturing technology and patent rights used in the manufacture of Acticoat™ products. This security interest secures Nucryst’s obligations to Smith & Nephew under the manufacturing right that would be granted to Smith & Nephew as described above.
Nucryst and Smith & Nephew have agreed to indemnify each other in respect of claims resulting from any alleged physical injury or property damage as a result of either party’s respective acts or omissions, the failure to perform obligations under the license and development agreement and the supply agreement, non-compliance with applicable law or regulation and any breach of representations under the agreements, for as long as the particular representation survives. In addition, Smith & Nephew has agreed to indemnify Nucryst for claims arising out of its marketing and sale of Acticoat™ products except to the extent attributable to Nucryst. Also, Nucryst has agreed to indemnify Smith & Nephew in respect of claims resulting from any actual or threatened action by any third party alleging SILCRYST™ coatings infringe that third party’s intellectual property rights, subject to Smith & Nephew’s remedy for such an infringement action being limited to withholding damages or royalties it must pay on account of the infringement action from amounts or royalties payable to Nucryst under the two agreements, unless Nucryst has breached any representation to Smith & Nephew in connection with that infringement.
Nucryst Additional Information
Nucryst operates an 82,223 sq. ft. laboratory and production facility in Fort Saskatchewan, Alberta which it leases from the Company and leases 23,567 sq. ft. of office and laboratory space in Wakefield, Massachusetts for administration, marketing and pharmaceutical research and development. Depending on product specifications, the Fort Saskatchewan facility is capable of producing up to US $75 million of burn or wound care product per year measured in terms of Smith & Nephew sales to its customers. Nucryst is currently adding an additional production line to this facility which will further increase capacity.
Nucryst employed 184 people in Canada and the U.S. as at December 31, 2006.

Nucryst holds 21 issued patents in the United States, has 20 pending applications in the United States and numerous corresponding patents and patent applications in various other countries. Where appropriate, Nucryst also maintains certain proprietary technology as trade secrets.
ActicoatTM is a trademark of Smith & Nephew and SILCRYSTTM is a trademark of Nucryst.
INVESTMENTS
There were no material investment transactions in 2006.
In the first quarter of 2005, the Company completed a series of transactions whereby two inactive wholly owned subsidiary companies participated in a Plan of Arrangement with two widely held publicly traded companies. This resulted in the reorganization of the participating companies into a single company and the dilution of the Company’s investment to approximately 6.0%. The Company’s pro rata interest in the book value of the recapitalized companies amounted to approximately $2.2 million. The company created under the Plan of Arrangement was listed on the Toronto Stock Exchange and the Company sold this investment for net proceeds of approximately $11.5 million and recorded a gain on sale of investments of approximately $9.3 million and a dilution gain of approximately $2.2 million reported in discontinued operations.
In the fourth quarter of 2005, the Company sold one of its portfolio investments with a book value of $0.5 million for net proceeds of $1.6 million.
In 2005, a wholly owned subsidiary of the Company issued $6,000 of convertible debentures to private investors and in 2006 an additional $2,000 of convertible debentures were issued. These debentures mature in July 2007, bear interest at 5% per annum, have no recourse to the Company and are convertible into a maximum of 16,000,000 non-voting common shares of the subsidiary.
In the first quarter of 2007, this subsidiary completed a private placement of common shares which reduced the Company’s voting interest to 22.1%. The Company’s economic interest would be further reduced to 11.6% upon the conversion of the convertible debentures into non-voting common shares.
FINANCIAL INSTRUMENTS
The Company may use derivative financial instruments in the management of foreign currency exposure. The Company’s policy is not to utilize derivative financial instruments for trading or speculative purposes. In 2005 and 2006, the Company entered into a series of forward transactions with a major financial institution to purchase 918,901,467 Japanese Yen to hedge the foreign currency exposure on a 1,029,259,143 Japanese Yen loan which was repaid on June 30, 2006.
SUPPLIES AND RAW MATERIALS
Each of iFire and Nucryst purchases its raw materials from a number of suppliers which are both domestic and international. There are limited suppliers available for key raw materials for the wound care products produced at Nucryst. As a result, Nucryst’s raw material inventory is maintained at levels such that, in the event of the loss of a key supplier, production could continue while a new supplier is located and approved. Silver, a key raw material used in Nucryst’s wound care products, is a precious metal subject to commodity market price fluctuations.
Nucryst’s products are sold on a cost reimbursement basis and therefore earnings are not significantly impacted by changes in commodity prices. iFire’s production of prototype flat panel displays requires the use of certain raw materials currently provided from single vendors. Alternate suppliers are available but an unexpected change could result in delays to iFire’s research and development program. iFire is in the development stage of commercializing its flat panel display technology and is therefore not significantly impacted by fluctuations in the price of materials used in its research and development.
Westaim is provided certain utilities and services from an unrelated company at the Fort Saskatchewan plant site under long term supply and service agreements. These agreements ensure the continued supply of these inputs which are required for Westaim’s operations and which Westaim is not presently equipped to supply itself. Westaim has the right under these agreements to construct new facilities to supply its needs from third parties in the open market.
ENVIRONMENTAL
Westaim’s businesses are subject to extensive federal, provincial and municipal environmental statutes and regulations, including those relating to air emissions, wastewater discharges, contaminated soil and groundwater and the handling and disposal of hazardous substances and wastes. Westaim believes that its operations are in substantial compliance with these statutes and regulations and it has an extensive environmental program in place to comply with environmental regulations and to maintain its facilities in an environmentally safe condition.
The Company anticipates that it will continue to incur capital expenditures and operating costs to comply, on an ongoing basis, with environmental statutes and regulations. It does not believe that the costs of compliance will have a material adverse effect on its operations, its competitiveness or its financial position. However, Westaim’s businesses involve potential environmental risks, including the risk of harmful substances entering the environment, which could cause damage or injury.
Environmental liabilities under applicable statutes and regulations may arise in respect of events which occurred prior to completion of the “Viridian Reorganization”, when the businesses transferred to Westaim belonged to Viridian. The agreements under which the “Viridian Reorganization” was completed provide that Viridian, or its successors, will bear all costs associated with environmental liabilities that existed prior to June 1996 for the Fort Saskatchewan, Alberta site, the Calgary, Alberta site, and the Saskatoon, Saskatchewan site. With respect to Westaim’s operations in Ontario, the previous owner of the land and building in which iFire’s pilot manufacturing is conducted has provided a limited environmental indemnity to Westaim in respect of any pre-existing soil or groundwater contamination.
Westaim’s operations at its iFire subsidiary are conducted under a Certificate of Approval granted by the Ministry of the Environment (Ontario) on February 16, 1999, and subsequent amendments thereto.
EMPLOYEES
As at December 31, 2006, Westaim and its subsidiaries employed a total of 351 salaried employees. As at
February 28, 2007, Westaim and its subsidiaries employed a total of 324 employees. Westaim’s workforce includes a number of highly skilled professional, technical and operational personnel. Many employees have specialized knowledge and skills and are leaders in their field.
RISK FACTORS
The risks faced by the Company are described in “Management’s Discussion and Analysis” on pages 22 to 25 of the Company’s 2006 Annual Report and such information is incorporated herein by reference.

MANAGEMENT’S DISCUSSION AND ANALYSIS
The information set out under the heading “Management’s Discussion and Analysis”, on pages 12 to 29 of the Company’s 2006 Annual Report, is incorporated herein by reference.
CAPITAL STRUCTURE
The Company’s authorized share capital consists of an unlimited number of common shares, Class A preferred shares and Class B preferred shares. The holders of common shares are entitled to one vote in respect of each share held and both classes of preferred shares are non-voting. Class A preferred shares are entitled to a preference over Class B preferred shares and common shares with respect to priority in payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding up of the Corporation, while the Class B preferred shares rank behind the Class A preferred but ahead of the common shares in that respect. As at December 31, 2006, there were 93,978,758 common shares outstanding (2005 — 92,900,649). There were no preferred shares outstanding at December 31, 2006 or December 31, 2005.
The Company maintains an employee and director stock option plan under which the Company may grant options to purchase up to 10,750,000 common shares of the Company at an exercise price equal to the market price of the Company’s common shares at the date of grant. As at December 31, 2006, there were 4,431,900 options outstanding (2005 — 5,049,600).
DIVIDENDS
The Company’s current policy is to retain its cash reserves to finance capital projects and business growth. No dividends have been paid in the Company’s history.
MARKET FOR SECURITIES
The common shares of Westaim are listed on The Toronto Stock Exchange (“TSX”) under the symbol “WED” and on NASDAQ under the symbol “WEDX”.

TSX Activity Summary 2006
Month	High ($)	Low ($)	Volume

January	6.47	4.31	8,541,553
February	6.69	5.70	3,978,154
March	7.64	5.80	7,542,456
April	7.65	6.31	6,501,230
May	6.45	5.23	5,705,778
June	5.85	4.30	3,641,279
July	5.49	4.15	1,797,127
August	4.70	3.80	2,563,159
September	4.21	2.50	7,933,264
October	2.74	1.60	10,895,045
November	2.15	1.66	6,634,440
December	2.07	1.63	8,239,254
Year	7.65	1.63	73,972,739

TRANSFER AGENT AND REGISTRAR
Computershare Trust Company of Canada is the Company’s transfer agent and registrar, and the register of transfers of the common shares of the Company is kept in its offices in Calgary, Alberta.
EXPERTS
The Company’s auditors are Deloitte & Touche LLP who have prepared the Auditors’ Report to Shareholders on page 31 of the Annual Report of the Company. Deloitte & Touche LLP has confirmed that it is independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta.
DIRECTORS AND OFFICERS
The following table sets forth the names, residency and principal occupation of the Directors of the Company, and the period of service as a Director of the Company.

Name and Residency	Principal Occupation at Present[5]	Period of Service as Director

Neil Carragher[1,4] Ontario, Canada	Chairman of The Corporate Partnership Ltd. (a management consulting group)	May 1996 to date

Ian W. Delaney[4] Ontario, Canada	Chairman of Sherritt International Corporation (a diversified resource company involved in the production of nickel, cobalt, oil and electricity, and the development of coal as an energy source)	May 1996 to date

Roger G. H. Downer[1,4] County Clare, Ireland	President Emeritus of the University of Limerick, Ireland	October 2004 to date

Barry M. Heck Alberta, Canada	President and Chief Executive Officer of the Company	January 2003 to date

Frank W. King[2,4] Alberta, Canada	President of Metropolitan Investment Corporation (a capital investment and management services company)	May 1996 to date

Daniel P. Owen[2,3,4] Ontario, Canada	Chairman of Molin Holdings Limited (an investment management company)	May 1996 to date

Guy J. Turcotte[1,3,4] Alberta, Canada	Chairman of Western Oil Sands Inc. (an oil sands production company) and Fort Chicago Energy Partners L.P. (an energy and pipeline income trust)	April 1998 to date

Bruce V. Walter[2,4] Ontario, Canada	President and Chief Executive Officer of Dynatec Corporation (a mining, mining services and metallurgical technologies company)	May 1997 to date

(1)	Messrs. Carragher, Downer and Turcotte are members of the Human Resources and Compensation Committee.

(2)	Messrs. King, Owen and Walter are members of the Audit Committee.

(3)	Messrs. Carragher, Owen and Turcotte are members of the Environmental, Health and Safety Committee.

(4)	Messrs. Carragher, Delaney, Downer, King, Owen, Turcotte and Walter are members of the Corporate Governance Committee.

(5)	Each of the Directors has been engaged for more than five years in his present principal occupation except the following:

Barry M. Heck — Prior to becoming President and Chief Executive Officer of the Company on January 15, 2003, Mr. Barry Heck was Senior Vice President of the Company from January 1997.
Guy J. Turcotte — Prior to becoming Chairman of Western Oil Sands Inc., Mr. Turcotte was Chief Executive Officer of Western Oil Sands Inc. from July 1999 to January 2002 and President from January 2002 to April 2005. He has held the position of Chairman of Fort Chicago Energy Partners L.P. since December 1997 and was Chief Executive Officer of that company from December 1997 to December 2002.
Bruce V. Walter — Prior to becoming President and Chief Executive Officer of Dynatec Corporation in January 2005, Mr. Walter was Vice-Chairman of Dynatec Corporation from March 2002 to December 2004. He was Chief Executive Officer of Four Mile Investments Inc. from August 1993 and Managing Director, BMO Nesbitt Burns Inc. from February 1999 to November 2001.
Each of the Directors will hold office until the next meeting of shareholders or until a successor is duly elected or appointed. Westaim does not have a standing executive committee.
The following table sets forth the names, residency and office of the executive officers of the Company:

Names and Residency	Office with Company

Ian W. Delaney, Ontario, Canada	Chairman of the Board (non-employee)

Barry M. Heck, Alberta, Canada	President and Chief Executive Officer

G.A. (Drew) Fitch, Alberta, Canada	Senior Vice President and Chief Financial Officer

Anthony B. Johnston, Alberta, Canada	Senior Vice President

Brian D. Heck, Alberta, Canada	Vice President, General Counsel and Corporate Secretary
Each of the officers has been in their current positions and these have been their principal occupations for the past five years, except the following:
Barry M. Heck — Prior to becoming President and Chief Executive Officer of the Company on January 15, 2003, Mr. Barry Heck was Senior Vice President of the Company from January 1997.
Brian D. Heck — Before becoming Vice President, General Counsel and Corporate Secretary on March 1, 2004, Mr. Brian Heck was General Counsel and Corporate Secretary of the Company from February 2003.
Mr. Brian Heck was in the private practice of law from November 2000 to March 2004 and has been Counsel to the law firm of Henning Byrne since June 2001.
The number and percentage of the Company’s common shares beneficially owned, directly or indirectly, or over which control or direction is exercised by all directors and executive officers of the Company, as a group, as at March 7, 2007 was 6,997,364 common shares or 7.45%.
Additional Disclosure for Directors and Executive Officers
To the knowledge of the Company, no director or executive officer of the Company is or has been, in the last ten years, a director or executive officer of an issuer that, while that person was acting in that capacity, (a) was the subject of a cease trade order or similar order or an order that denied the issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days, (b) was subject to an event that resulted, after that person ceased to be a director or executive officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under Canadian securities legislation, for a period of more than 30 consecutive days, or (c) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets except for the following:
Mr. Owen is a former non-executive director of Acuma International Inc. (“Acuma”). On February 29, 1996, Acuma made a voluntary assignment into bankruptcy. On June 18, 1996, while Acuma was in bankruptcy, the Ontario Securities Commission issued a cease trading order against Acuma for its failure to file annual and interim financial statements within the prescribed time period. The trustee in bankruptcy of Acuma was discharged on November 5, 2003, upon the winding up of the estate of Acuma.
No director or executive officer of the Company or any person that is the direct or indirect beneficial owner of, or who exercises control or direction over, more than 10% of the Company’s common shares, or any associate or affiliate of any of the foregoing persons, has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years of the Company or during the current financial year of the Company which has materially affected, or will materially affect, the Company.
To the knowledge of the Company, no director or officer of the Company has an existing or potential conflict of interest with the Company or any of its subsidiaries.
AUDIT COMMITTEE
The Audit Committee of the Board of Directors consists of three independent members: Frank King, Chairman; Daniel Owen and Bruce Walter. Bruce Walter has been designated as the “audit committee financial expert” for the Audit Committee and has been determined by the Board to meet the “audit committee financial expert” criteria prescribed by the U.S. Securities and Exchange Commission and the TSX.
The responsibilities and duties of the Audit Committee are set out in the Committee’s charter text which is set forth in Appendix A to this Annual Information Form.
The Board of Directors believes that the composition of the Audit Committee reflects a high level of financial literacy and expertise. Each member of the Audit Committee has been determined by the Board to be “independent” and “financially literate” as such terms are defined under Canadian and United States securities laws. The Board has made these determinations based on the education and breadth and depth of experience of each member of the Committee. The following is a description of the education and experience of each member of the Committee that is relevant to the performance of his responsibilities as a member of the Audit Committee:
          Frank King — Mr. King holds a B.Sc. in Chemical Engineering from The University of Alberta. Mr. King is currently President of a private capital investment and management services company. Mr. King was formerly President and CEO of Turbo Resources Inc. and Chairman and CEO of the XV Olympic Winter Games in Calgary in 1988 and is currently serving on a number of Canadian public company boards of directors. In these capacities, Mr. King has had extensive experience overseeing management responsible for the preparation of financial statements.
          Daniel Owen — Mr. Owen holds a B.Sc. (Econ.) from the London School of Economics and Political Science. Mr. Owen is a private investor and entrepreneur, currently Chairman and CEO of a private investment management company and formerly a Senior Vice President of Polysar Energy & Chemical Corporation (previously named Canada Development Corporation). Mr. Owen serves on the Board of Directors of a number of Canadian public companies, has served on the Audit Committees of these Canadian public companies and currently serves on the Audit Committees of two other public companies. In these capacities, Mr. Owen has had extensive experience analyzing and evaluating financial results and financial statements.

          Bruce Walter — Mr. Walter holds a B.A. degree from the University of Toronto, LL.B. and M.B.A. degrees from York University and a Ph.D. from the University of Cape Town. He is currently President and Chief Executive Officer of Dynatec Corporation, a publicly-traded Canadian company. Mr. Walter’s experience includes serving as President and Chief Executive Officer of Plaintree Systems Inc., a Canadian company publicly-traded in both Canada and the United States; President of Sherritt Inc., a publicly-traded Canadian company; and a Managing Director of BMO Nesbitt Burns, an investment bank. In these capacities, Mr. Walter has had extensive experience overseeing management responsible for the preparation of financial statements.
CODES OF CONDUCT
The Company has adopted a Code of Conduct and Ethics for Directors, Officers and Employees, as well as a Finance Code of Conduct for Chief Executive and Senior Financial Officers. These Codes and any amendments thereto can be found on the Company’s website at www.westaim.com. During the most recently completed fiscal year, no amendments were made to these Codes, and the Company has granted no waivers of any of the provisions of these Codes.
AUDIT FEES
The following table summarizes fees paid to the Company’s independent auditors, Deloitte & Touche LLP, for the years ended December 31, 2006 and December 31, 2005:

(in thousands of Canadian dollars)	2006	2005

Audit fees(1)	$542.5	$725.5
Audit-related fees(2)	163.3	29.2
Tax fees(3)	43.5	144.0
All other fees	4.8	8.5

	$754.1	$907.2

(1)	Includes reviews of quarterly consolidated financial statements and review/audit of the Company’s subsidiaries’ or divisions’ financial statements, services related to regulatory filings, and audit or involvement with prospectuses and securities filings.

(2)	Includes consultation on financial accounting and reporting standards and SOX 404 readiness assistance.

(3)	Includes fees for tax compliance and consultation.
PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES BY INDEPENDENT AUDITORS
The Audit Committee pre-approves all audit services provided to the Company by its independent auditors. The Audit Committee’s policy or practice regarding the pre-approval of non-audit services is that all such services shall be pre-approved by the Audit Committee as a whole or by the Chairman of the Audit Committee, who must report all such pre-approvals to the Audit Committee at its next meeting following the granting thereof. Prior to the granting of any pre-approval, the Audit Committee or its Chairman, as the case may be, must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors.
ADDITIONAL INFORMATION
Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Company’s information circular with respect to its most recent annual meeting of shareholders. Additional financial information is contained in the Company’s comparative financial statements and associated management’s discussion and analysis for its most recently completed fiscal year.
Additional information with respect to the Company may be found on SEDAR at www.sedar.com and the Company’s website at www.westaim.com. All dollar amounts expressed in this annual information form of the Company are in Canadian dollars unless otherwise indicated.

APPENDIX A
THE WESTAIM CORPORATION
AUDIT COMMITTEE CHARTER
(Revised December 2005)
A.     Overview and Mandate
The Audit Committee (the “Committee”) is responsible to the Board of Directors (the “Board”) of The Westaim Corporation (the “Corporation”). The Committee shall review the annual consolidated financial statements of the Corporation and shall report thereon to the Board before such annual consolidated financial statements are approved by the Board, and shall oversee the accounting and financial reporting processes of the Corporation and the audits of the financial statements of the Corporation. The Committee also shall perform the duties as described under “Duties and Responsibilities” below.

The Committee, in its capacity as a committee of the Board, shall be directly responsible for the appointment, compensation, retention and oversight of the work of any registered public accounting firm engaged (including for the resolution of disagreements between management and the auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation (the “auditor”), and each auditor must report directly to the Committee.

It is recognized that the Committee will be acting only within the terms of reference set out herein and it is not intended that the Committee shall usurp any of the powers or responsibilities of the Board as set out in the Business Corporations Act and/or the By-laws of the Corporation.

The Committee may engage independent counsel or other advisors as it determines necessary to carry out its duties.

The Corporation shall provide for appropriate funding, as determined by the Committee in its capacity as a committee of the Board, for payment of:
a.	compensation to any auditor;

b.	compensation to any independent counsel or adviser employed by the Committee pursuant to this charter; and

c.	ordinary administrative expenses of the Committee that are necessary or appropriate in respect of the performance by the Committee of its duties.
B.     Membership and Attendance at Meetings
1.	The members of the Committee shall consist of not fewer than three (3) independent Directors, all of whom shall meet the qualifications required by any applicable regulatory authority, including The Nasdaq Stock Market, Inc. (“NASDAQ”) and The Toronto Stock Exchange (the “TSX”). The Chairman of the Committee shall be appointed by the Board.

2.	Members shall serve one-year terms and may serve consecutive terms.

3.	The auditor of the Corporation is entitled to receive notice of every meeting of the Committee and be heard thereat.

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C.     Duties and Responsibilities
The Committee shall fulfill the following duties arising from its mandate set out above:
1.	Review and assess the adequacy of this charter on an annual basis, or more often if deemed appropriate.

2.	Review the annual consolidated financial statements of the Corporation and the notes thereto following the examination thereof by the auditor and prior to their approval by the directors and report to the directors thereon.

3.	Review and approve the quarterly financial statements, notes thereto and quarterly management discussion and analysis (MD&A) and related press releases of the Corporation prior to their release.

4.	Review the annual MD&A, and other public disclosure documents and related press releases, including a prospectus prior to their approval by the directors.

5.	Review, and approve, the planned scope of the examination of the annual and quarterly consolidated financial statements and all related audit activities by the auditor of the Corporation, including expected related audit fees.

6.	Review the accounting principles and practices to be applied and followed by the Corporation during the fiscal year and any significant changes from those applied and followed during the previous year.

7.	Review the adequacy of the systems of internal accounting and audit policies, practices and controls established by the Corporation, and discuss with the auditor the results of its reviews and reports.

8.	Review all litigation and claims involving or against the Corporation which could materially adversely affect its financial position and which the auditor or any officer of the Corporation may refer to the Committee.

9.	Ensure the auditor’s ultimate accountability to the Board and the Committee as representatives of the shareholders and as such representatives, to evaluate the performance of the auditor and review and report to the directors regarding the nomination and the remuneration and other material terms of the engagement of the auditor, and the performance by the auditor thereunder, and to recommend to the shareholders the reappointment or replacement of the auditor.

10.	Ensure that the auditor submits on a periodic basis to the Committee, a formal written statement delineating all relationships between the auditor and the Corporation, consistent with Canadian and U.S. auditor independence standards, and to review such statement and to actively engage in a dialogue with the auditor with respect to any disclosed or undisclosed relationships or services that may impact on the objectivity and independence of the auditor, and to review the statement and the dialogue with the Board of Directors and recommend to the Board of Directors appropriate action to ensure the independence of the auditor.

11.	Provide a line of communication between the auditor and the Board of Directors, and communicate directly with the auditor and with any internal auditor of the Corporation.

12.	Meet with the auditor at least once per quarter without management present to allow a candid discussion regarding any concerns the auditor may have and to resolve any disagreements between the auditor and management regarding the Corporation’s financial reporting.

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13.	Review and pre-approve non-audit services provided by the auditor.

14.	Review and approve hiring policies regarding partners, employees, and former partners and employees of the present and former external auditors of the Corporation.

15.	Review the annual Internal Audit Plan and review all reports arising from such internal audit activity.

16.	Approve the Corporation’s Disclosure Policy and review and assess the adequacy of the policy on an annual basis, or more often if deemed appropriate.

17.	Review and approve all “related party” transactions, as defined by the rules of the U.S. Securities and Exchange Commission.

18.	Review the status of taxation matters of the Corporation and its major subsidiaries.

19.	Review the short term investment strategies respecting the cash balance of the Corporation.

20.	Review the hedging strategies of the Corporation.

21.	Review the adequacy of all insurance policies maintained by the Corporation.

22.	Establish procedures for:
a.	the receipt, retention, and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters; and

b.	the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters..
23.	The Committee shall review regular reports from management and others with respect to the Corporation’s compliance with laws and regulations having a material impact on the financial statements of the Corporation.

24.	The Committee shall review annually the Corporation’s reserves with respect to environmental, health and safety matters.

25.	Conduct or undertake such other duties as may be required from time to time by any applicable regulatory authorities, including NASDAQ and the TSX.

26.	At least annually, undertake a self assessment of the Committee’s performance of its duties.
D.     Meetings
1.	Meetings of the Committee are held as required and at least quarterly.

2.	Committee meetings may be called by the Committee Chairman or by a majority of the Committee members.

3.	A quorum for the transaction of business at any meeting of the Committee is a majority of appointed members.

4.	Meetings may be held by way of telephone conference call.

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5.	A written resolution signed by all Committee members entitled to vote on that resolution at a meeting of the Committee is as valid as one passed at a Committee meeting.

6.	The Corporate Secretary will ensure that minutes of the proceedings of all meetings of the Committee are maintained and available to the Board when requested.
E.     Reporting
The Committee shall report on its review of the audited consolidated financial statements of the Corporation to the Board of Directors of the Corporation prior to the approval of financial statements by the Board of Directors. In addition, the Chairman of the Committee shall, when deemed necessary or when requested by the Chairman of the Board of Directors, report to the Board of Directors from time to time on the activities of the Committee.

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